```
OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2
```

**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: September 2003
Commission File Number: 000-50012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1. Press Release Dated October 14, 2003
2. Press Release Dated October 6, 2003
3. Press Release Dated October 6, 2003
4. Press Release Dated September 30, 2003
5. Press Release Dated September 29, 2003
6. Press Release Dated September 26, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-24

October 14, 2003   TSX Venture: GC

Gold City Diamond Drilling Progress Report
Greenwood Gold Project, Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, is pleased to provide a progress report on the Company's drilling programs on its Greenwood Gold Project, located near Greenwood, British Columbia.

The Lexington drilling program on the Grenoble/Main Zone commenced on September 25, 2003 (NR 03-18). Four holes totaling 663.55 metres of HQ drill core were completed by October 3, 2003.

Mineralized zones at Lexington were intercepted as expected. Assays are pending. Drill core will provide samples for metallurgical testwork to optimize the process flowsheet.

The Golden Crown drill program commenced on October 5, 2003 to test a number of high grade gold intercepts.   The program will focus on five separate veins, with the objective of expanding resources on the King vein; defining new resources from the Tiara, Samaritan, Golden Crown and Portal veins; and providing samples for metallurgical testwork. (NR 03-22).

To date a total of 15 diamond drill holes totalling 905.68 metres of HQ core have focused on the King Vein. Massive sulfide mineralization has been intersected in 14 of the 15 holes. Assays are pending.

Assay services are being provided by Eco Tech Laboratory Ltd. in Kamloops, BC.

Gold City Industries Ltd.

Signed "Paul Cowley"

Paul Cowley, VP Exploration & Director

For further information please contact Fred Sveinson (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-23

October 6, 2003   TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that it has amended a non-brokered private placement previously announced September 25, 2003 (NR 03-19) and amended on September 29, 2003 (NR 03-20) to increase the number of units to 1,400,000 units for total proceeds of $350,000.

All other terms of the private placement remain unchanged, with each unit priced at $0.25, comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold. The private placement is subject to final acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-22

October 6, 2003   TSX Venture: GC

Gold City Commences Drilling on Golden Crown Property
at Greenwood, British Columbia

Paul Cowley, P.Geo., VP Exploration, reports the Company has completed the previously announced drill program at the Lexington property (NR 03-18) and has commenced drilling on its Golden Crown gold-copper property, located near Greenwood, British Columbia. The Company's Greenwood Gold Project is comprised of two advanced stage, high grade gold and subordinate copper properties – the Golden Crown property (900 hectares) and the Lexington-Lone Star property (2,300 hectares) – and the Roberts Mill, a gravity-flotation mill. The Project is supported by excellent infrastructure and a local skilled work force.

The Golden Crown and adjoining JD properties collectively protect a 4 kilometre northwest trending gold/copper system supported by drill hole intercepts, trench exposures, and northwest trending positive gold soil geochemical and geophysical (VLF) anomalies. The pyrrhotite-chalcopyrite-gold vein system on Golden Crown has striking similarities to the vein system at Rossland, BC, which is BC's second largest gold producer (2.7 million ounces of gold production).

The 2,000 metre, 50 hole diamond drilling program will be Gold City's first program on the Golden Crown Property. The program will focus on five separate veins, with the objective of expanding resources on the King vein and defining new resources from the Tiara, Samaritan, Golden Crown and Portal veins.

The King vein has numerous drill hole intercepts from previous drill programs grading 0.5 to 1.0 oz/ton gold and an exceptional 6.9 metre intercept grading 12.7 oz/ton gold. The Samaritan vein drilling will follow-up a 4.9 metre intercept grading 0.51 oz/ton gold. The Portal vein drilling will follow-up a 5.33 metre intercept grading 0.57 oz/ton gold. The Golden Crown vein drilling will follow-up a 6.1 metre intercept of 0.4 oz/ton gold. The Tiara vein drilling will follow-up the 1998 discovery of the Tiara vein, which averaged 1 metre wide and graded 1 oz/ton gold and remains untested by drilling.

Gold City Industries Ltd.
Signed "Paul Cowley"
Paul Cowley, VP Exploration & Director

For further information please contact Maria Da Silva of MarketSmart Communications Inc.
at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-21

September 30, 2003   TSX Venture: GC

Gold City Announces $200,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a private placement of 800,000 units, priced at $0.25 per unit, for total gross proceeds of $200,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. A finder's fee may be payable on a portion of the subscriptions to the private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE 03-20

September 29, 2003   TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement previously announced on September 25, 2003 (NR 03-19) to increase the number of units from 1,000,000 to 1,200,000 units for total proceeds of $300,000.

All other terms of the private placement remain the same as was previously announced, with each unit, priced at $0.25, to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

"Fred Sveinson"

Fred Sveinson, President & CEO

For further information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-19

September 25, 2003   TSX Venture: GC

Gold City Announces $250,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 1,000,000 units, priced at $0.25 per unit, for total gross proceeds of $250,000.

Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share in the first year or $0.40 per share in the second year from the date of acceptance for filing of the private placement by the TSX Venture Exchange. In the event that the closing price of the Company's shares is above $0.50 per share over ten consecutive trading days, at any time during the second year, then the warrant holder will have five (5) business days to exercise the warrant or the warrant will expire.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

October 15, 2003   By: /s/ Frederick Sveinson, President
Date